Absinthia's Bottled Spirits
Crowdfunding Campaign Video Transcript

Note: Since this video was produced the company has succeeded in expanding its distribution into the Louisiana and New York markets and has lowered its minimum fundraising goal in this offering to $10,000.

J. Absinthia Vermut (Company Founder):

After two decades of experimenting with absinthe and using my friends as guinea pigs, I crafted a certified organic absinthe as a way to lift absinthe to its fullest potential. Absinthe is a distilled spirit made with wormwood, anise and fennel, the trinity of herbs. It must not contain sugar or artificial flavors.

I became obsessed pretty much right after my first taste. Modern science had proven that absinthe, specifically the thujones created by the wormwood, were absolutely safe and not toxic and not hallucinogenic once the absinthe was distilled. Absinthe has been legal since March 5th, 2007, in the United States, but people like me had, and still have, a lot of work to do to help overcome its poor reputation.

I'm working hard to raise funds for the business. My goal is a minimum of $50,000 and a maximum of $500,000. So here's what I can do at each level. At $50,000, I can travel and do sales myself and launch six months of PR. At $100,000, I can hire two sales people in two different markets, travel, and do a year of PR. And at my full goal at $500,000, I can hire five different salespeople in five markets, travel, attend trade shows, and launch a full marketing and PR campaign. This will really help grow the brand the fastest and help more people all over enjoy this organic absinthe.

There are over a hundred absinthe cocktail recipes on my website, shared freely using a pull-down menu, so that you can make absinthe crafted cocktails with a bottle of absinthe and whatever you have on your bar.

In January 2013, I wrote my Absinthia Bottled Spirits business plan and received an award for best business idea from the Renaissance Entrepreneurship Center. I since went on and got my MBA from Babson College. Sales of Absinthia Organic Absinthe began in September 2017, and now we're widely available in the Bay Area's hotels, restaurants, bars, and bottle shops.

We're getting traction in the Los Angeles market and soon we'll be available in both New York and Louisiana. I am about to bottle my Absinthe Verte, a green absinthe, and I have the beginnings of a collection of lovely merchandise. I have dasher bottles, which are great for making absinthe cocktails, and I have absinthe scented candles in my recycled bottles.

Thank you so much for considering investing in Absinthia's Bottled Spirits. I'm very grateful.